# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### January 5, 2017

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES ACT OF 1933

### Cerulean Pharma, Inc.

### File No. 333-194442 - CF#34539

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Cerulean Pharma, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on March 10, 2014.

Based on representations by Cerulean Pharma, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| | |
|---|---|
| Exhibit 10.7 | through January 30, 2020 |
| Exhibit 10.9 | through January 30, 2020 |
| Exhibit 10.10 | through January 30, 2020 |
| Exhibit 10.11 | through January 30, 2020 |
| Exhibit 10.12 | through January 30, 2020 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary